May 17, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Attention: Daniel F. Duchovny, Esq., Special Counsel

Re:	Portal Software, Inc.

Schedule 14D-9/A filed May 10, 2006

SEC File No. 005-58301

Dear Mr. Duchovny:

At the request of Portal Software, Inc. (“Portal”), we are submitting the following responses to the comments in your letter (the “Comment Letter”) dated May 16, 2006 to Michael S. Ringler of Wilson Sonsini Goodrich & Rosati, Professional Corporation, outside counsel to Portal. Courtesy copies of the Amendment No. 2 to Schedule 14D-9 (the “Schedule 14D-9”) are enclosed for the convenience of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). For your convenience, please note that we have repeated your comments 1 through 3 from the Comment Letter below in bold type, and the numbered items below correspond to the number of the comment set forth in the Comment Letter and that the page numbers referenced below correspond to the pages on the Schedule 14D-9 as filed with the Commission on April 26, 2006.

Schedule 14D-9/A

The Solicitation or Recommendation – Background, page 6

1.	We note the revisions made in response to our prior comment 6. Please expand your revised disclosure to disclose with more specificity the financial market conditions upon which closing conditions had been included in Party A’s draft merger agreement. Also, disclose whose consents would have been required under that draft agreement. Is Oracle subject to obtaining the same third-party consents? Finally, how was your board under the impression that Parties A and B knew they were competing against Oracle?

In response to the Staff’s comment, Portal has revised the Schedule 14D-9 to provide greater specificity regarding the market conditions contained in Party A’s draft agreement.

Portal has further revised the Schedule 14D-9 to explain that Party A did not identify the specific third party consents upon which it proposed to condition its tender offer, but merely included a general indication that its tender offer would be conditioned upon the receipt of third party consents to be identified at a later point in the negotiation process and set forth in a schedule to Party A’s proposed merger agreement. On the other hand, Oracle did not require any conditions to its tender offer based on the receipt of third party consents.

Finally, we note that Portal’s board of directors was under the impression that Party A and Party B knew they were competing against Oracle because Oracle has been actively acquiring companies in the software industry in recent years and was generally considered by industry participants to be a likely candidate to acquire Portal. Moreover, during the course of Portal’s sale process and in accordance with Portal’s board of directors’ instructions, Portal’s financial advisor advised Party A and Party B that a large strategic buyer was expressing interest in acquiring Portal. The Portal board of directors assumed that Party A and Party B would likely interpret this information as an indication that Oracle was competing for Portal in the sale process.

Daniel F. Duchovny, Esq.

Securities and Exchange Commission

May 17, 2006

The Solicitation or Recommendation – Reasons for the Recommendation, page 16

2.	We note that in response to our comment 10, you deleted paragraphs 2, 8 and 11 of this subsection of your disclosure.

We respectfully advise the Staff that Portal eliminated the referenced paragraphs because Portal believes the substance of the referenced paragraphs is subsumed within the revised articulation of Portal’s reasons for the transaction set forth in Portal’s revised Schedule 14D-9 filing. For example, in Portal’s initial Schedule 14D-9 filing, paragraph no. 2 of the “Reasons for the Recommendation” section referred to presentations of Portal management. Paragraph 1 of the “Reasons for the Recommendation section of Portal’s revised Schedule 14D-9 filing describes the company’s financial performance and prospects in the level of detail provided to the board of directors by Portal’s management. In light of this revision, Portal did not believe it was necessary to specifically state that the Portal board considered the views of the company’s management as it relates to these matters. Similarly, paragraph 8 of the “Reasons for the Recommendation” section of Portal’s initial Schedule 14D-9 filing referred to consolidation and competitive challenges in Portal’s industry. Paragraph 1 of the “Reasons for the Recommendation” section of Portal’s revised Schedule 14D-9 describes these factors as well. Therefore, Portal did not believe it necessary to list these matters as a separate reason for the transaction. Finally, paragraph 11 of the “Reasons for the Recommendation” section of Portal’s initial Schedule 14D-9 filing referred to regional, national and international economic challenges. Paragraph 1 of the “Reasons for the Recommendation” section of Portal’s revised Schedule 14D-9 describes the fact that Portal was experiencing significant difficulty competing in the software industry, which Portal believes adequately states the competitive pressures the company was and is facing without the need to specifically refer to the general economic challenges that contributed to this competitive environment.

Additional Information – Berggruen Letter, page 25

3.	Please describe the letter received from Berggruen on May 5.

In response to the Staff’s comment, we have revised the Schedule 14D-9 to describe Mr. Berggruen’s letter dated May 5, 2006.

We would greatly appreciate receiving your response as soon as reasonably practicable. Please do not hesitate to contact Steve Bochner at (650) 320-4610 or Larry Bercovich at (408) 572-2904 with any questions regarding our responses to your comments.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ MICHAEL S. RINGLER
Michael S. Ringler

cc:	Larry Bercovich, Portal Software, Inc.

Chris Ing, Oracle Corporation

Steve Bochner, Wilson Sonsini Goodrich & Rosati

Bart Deamer, Bingham McCutchen LLP